SERVICING AGREEMENT

ADDENDUM TO SCHEDULE A

            For its services under the Servicing Agreement between Calvert Investment Services, Inc. (“CIS”) and Calvert Impact Fund, Inc., CIS is entitled to receive from the Fund fees as set forth below:

Fund and Portfolio	Annual Account Fee*

Calvert Impact Fund, Inc.
Calvert Green Bond Fund	$8.00

* Account fees are charged monthly based on the number of open accounts as provided by BFDS, in its capacity as the Funds’ transfer agent, as of the close of business on the last business day of each calendar month.

            CALVERT IMPACT FUND, INC.

            BY: ________________________________

            William M. Tartikoff

Vice President and Secretary

            Date: October ___, 2013

Calvert INVESTMENT SERVICES, INC.

BY: ________________________________

Ronald M. Wolfsheimer

Executive Vice President, Chief Financial and Administrative Officer

Date: October ___, 2013

Effective Date: October 31, 2013